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Valneva Reports Sustained 94% Seroresponse Five Years After a Single Dose of Chikungunya Vaccine IXCHIQ®

•94% of participants maintained seroresponse five years after a single vaccination
•Comparable antibody persistence observed in older (65+) and younger adults
•Data further reinforce IXCHIQ®'s differentiated profile with durable antibody persistence against an unpredictable outbreak disease

Lyon (France), November 10, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today reported positive five-year antibody persistence data for its single dose chikungunya vaccine IXCHIQ®. The results demonstrate durable antibody persistence across all age groups evaluated and are consistent with previously reported persistence results1,2,3,4. The results are in line with Valneva’s expectations for this vaccine, further supporting IXCHIQ®'s differentiated profile and its potential to provide long-term protection following a single vaccination, similarly to other live-attenuated vaccines5,6.

Among the 221 healthy adults who were evaluable at Year 5, 94% maintained neutralizing antibody titers well above the seroresponse threshold7 five years after the single-dose vaccination. Antibody persistence in older adults aged 65 years and above was comparable to that observed in younger adults aged 18 to 64 years, with similar geometric mean titers (GMTs) and seroresponse rates (SRRs).

Hanneke Schuitemaker, Ph.D., Chief Scientific Officer of Valneva, commented, “These five-year data further reinforce IXCHIQ®'s unique value proposition. For diseases such as chikungunya, where outbreaks are difficult to predict, durable immune persistence following a single dose represents a significant public health advantage. This is particularly important not only for travelers, but also for populations living in endemic regions, many of which are in low- and middle-income countries where access to healthcare and vaccination may be more limited.”

Trial VLA1553-303 received funding support from the Coalition for Epidemic Preparedness Innovations (CEPI) and the European Union's Horizon Europe program. Under the study protocol, participants will continue to be followed for up to ten years after vaccination to further characterize the long-term durability of immune responses generated by IXCHIQ®.

1 Valneva Reports Positive 12-Month Antibody Persistence Data for Single-Shot Chikungunya Vaccine Candidate - Valneva
2 Valneva Reports Positive 24-Month Antibody Persistence Data for its Single-Shot Chikungunya Vaccine IXCHIQ® - Valneva; McMahon et al., J TJ Travel Med. 2024 Mar 1;31(2):taad156.doi: 10.1093/jtm/taad156
3 Valneva Reports Positive Three-Year Antibody Persistence Data for its Single-Shot Chikungunya Vaccine IXCHIQ® - Valneva
4 Valneva Reports 95% Seroresponse Four Years After Single Shot of Chikungunya Vaccine IXCHIQ® - Valneva
5 Lindsey NP, Horiuchi KA, Fulton C, Panella AJ, Kosoy OI, Velez JO, Krow-Lucal ER, Fischer M, Staples JE. Persistence of yellow fever virus-specific neutralizing antibodies after vaccination among US travellers. J Travel Med. 2018 Jan 1;25(1):10.1093/jtm/tay108. doi: 10.1093/jtm/tay108. PMID: 30346562; PMCID: PMC7135922.
6 Kamal Desai, L. Coudeville, F. Bailleux, Modelling the long-term persistence of neutralizing antibody in adults after one dose of live attenuated Japanese encephalitis chimeric virus vaccine, Vaccine, Volume 30, Issue 15, 2012, Pages 2510-2515, ISSN 0264-410X, https://doi.org/10.1016/j.vaccine.2012.02.005.https://www.sciencedirect.com/science/article/pii/S0264410X12001697)
7 A neutralizing antibody titer of ≥150 determined by µPRNT50, i.e. the antibody level agreed with regulators as endpoint under the accelerated approval pathway.

Valneva is also continuing to generate real-world evidence for IXCHIQ® through several post-marketing studies and initiatives, including a Pilot Vaccination Strategy (PVS) in Brazil, the first large-scale public vaccination campaign using IXCHIQ®. Conducted between February and October 2026 by the Brazilian Ministry of Health and Instituto Butantan, with support from Valneva, the campaign vaccinated nearly 80,000 adults aged 18 to 59 years. The PVS serves as the foundation for ongoing post-marketing studies6-8, which are expected to generate important effectiveness and safety data and further support the vaccine's public health value.

About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years.8
In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas.9 Between 2013 and 2023, more than 3.7 million cases were reported in the Americas10 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem.11
About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate under regulatory review, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
8 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf
9 https://cmr.asm.org/content/31/1/e00104-16
10 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.
11 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

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